INTERNATIONAL META SYSTEMS, INC.
                       Austin Design Center
                 7718 Woodhollow Drive, Suite 150
                       Austin, Texas 78731
           Phone:  (512) 795-8825 Fax:  (512) 795-0778


May 8, 1998

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:  Mr. Jonathan Gottsegen

RE:  International Meta Systems, Inc.
     File No. 333-38921
     Form S-1
     Filed October 28, 1997

Dear Mr. Gottsegen:

Pursuant to Rule 477, Regulation C, under the Securities Act of 1933, please withdraw the referenced registration statement filed on behalf of International Meta Systems, Inc. (the "Company"), on October 28, 1997. The Company has filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

The Company has not proceeded and will not proceed with the registration statement. The Company did not and will not make sales efforts and did not and will not sell any securities pursuant to the registration statement.

Very truly yours,

/s/ Lee Hoevel
---------------------
Lee Hoevel, President